# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amarin Corporation PLC/UK, CIK 0000897448
CUSIP: 023111206
Title of class of securities: Ordinary Shares, par value 50 pence per share
Address of issuer's principal executive offices: One Central Plaza, 5th Floor, 36 Dame Street, Dublin 2, Ireland (L2), D02 EF64
Date of event which requires filing of this statement: 03/25/2025
Amends the filing with accession number 0000899140-22-000088
Filed by CIK 0001577524
Persons authorized to receive notices and communications: Mark DiPaolo, Sarissa Capital Management LP, 660 Steamboat Road, 3rd Floor, Greenwich, Connecticut (CT), 06830, 203-302-2330

## Reporting persons
- Sarissa Capital Management LP (CIK 0001577524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 33,470,000; sole dispositive power 0; shared dispositive power 33,470,000; aggregate amount beneficially owned 33,470,000 (8.08% of the class)
- Alexander J Denner (CIK 0001361754): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 33,470,000; sole dispositive power 0; shared dispositive power 33,470,000; aggregate amount beneficially owned 33,470,000 (8.08% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value 50 pence per share
Name of issuer: Amarin Corporation PLC/UK
Address of issuer's principal executive offices: One Central Plaza, 5th Floor, 36 Dame Street, Dublin 2, Ireland (L2), D02 EF64
Comment:
This Amendment No. 15 to Schedule 13D ("Amendment No. 15") relates to American Depositary Shares ("ADS(s)"), each ADS presently representing one ordinary share, par value 50 pence per share (the "Ordinary Shares"), issued by Amarin Corporation plc, a company incorporated under the laws of England and Wales (the "Issuer"), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on January 24, 2022 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on June 3, 2022, Amendment No. 2 to Schedule 13D filed on June 16, 2022, Amendment No. 3 to Schedule 13D filed on October 11, 2022, Amendment No. 4 to Schedule 13D filed on January 11, 2023, Amendment No. 5 to Schedule 13D filed on January 19, 2023, Amendment No. 6 to Schedule 13D filed on February 8, 2023, Amendment No. 7 to Schedule 13D filed on February 10, 2023, Amendment No. 8 to Schedule 13D filed on February 14, 2023, Amendment No. 9 to Schedule 13D filed on February 15, 2023, Amendment No. 10 to Schedule 13D filed on February 21, 2023, Amendment No. 11 to Schedule 13D filed on February 27, 2023, Amendment No. 12 to Schedule 13D filed on February 28, 2023, Amendment No. 13 to Schedule 13D filed on September 5, 2023 and Amendment No. 14 to Schedule 13D filed on December 5, 2023 (the Initial Schedule 13D as so amended, the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 15 is being filed to amend Item 4 and Item 5(a) as follows:

## Item 4. Purpose of Transaction
Purpose of transaction: On March 25, 2025, Mr. Mark DiPaolo, a member of Issuer's board of directors (the "Board"), notified the Issuer that he does not intend to stand for reelection to the Board at the Issuer's 2025 Annual Meeting of Shareholders.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own, in the aggregate, 33,470,000 Shares representing approximately 8.08% of the outstanding Shares. Percentages of the outstanding Shares are based upon the 414,186,296 Shares outstanding as of February 28, 2025, including 405,383,488 ADSs, and 8,802,808 Ordinary Shares, as set forth in the Form 10-K of the Issuer filed with the SEC on March 12, 2025.

## Signatures
- Sarissa Capital Management LP: /s/ Mark DiPaolo, Mark DiPaolo/General Counsel (03/25/2025)
- Alexander J Denner: /s/ Alexander J Denner, Alexander J Denner (03/25/2025)